Filed by Comerica Incorporated

Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Sterling Bancshares, Inc.
(Commission File No. 1-34768)

The following document is filed herewith pursuant to Rule 425 under the Securities Act of 1933:

•                  Conference slides of Comerica Incorporated (“Comerica”) to be distributed at the RBC Capital Markets’ Financial Institutions Conference held on May 5-6, 2011 and to be used from time to time in conversations with investors and analysts

Any statements in this presentation that are not historical facts are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipates,” “believes,” “feels,” “expects,” “estimates,” “seeks,” “strives,” “plans,” “intends,” “outlook,” “forecast,” “position,” “target,” “mission,” “assume,” “achievable,” “potential,” “strategy,” “goal,” “aspiration,” “opportunity,” “initiative,” “outcome,” “continue,” “remain,” “maintain,” “trend,” “objective,” “pending,” “looks forward” and variations of such words and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may” or similar expressions, as they relate to Comerica, Sterling Bancshares, Inc. (“Sterling”), the proposed transaction with Sterling or the combined company following the transaction often identify forward-looking statements. These forward-looking statements are predicated on the beliefs and assumptions of management based on information known to management as of the date of this presentation and do not purport to speak as of any other date. Forward-looking statements may include descriptions of the expected benefits and costs of the transaction; forecasts of revenue, earnings or other measures of economic performance, including statements of profitability, business segments and subsidiaries; management plans relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction; the ability to obtain any required regulatory, shareholder or other approvals; any statements of the plans and objectives of management for future or past operations, products or services, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Such statements reflect the view of management as of this date with respect to future events and are subject to risks and uncertainties. Should one or more of these risks materialize or should underlying beliefs or assumptions prove incorrect, actual results could differ materially from those anticipated by the forward-looking statements or historical results.  Factors that could cause or contribute to such differences include, but are not limited to, the possibility that expected benefits may not materialize in the timeframe expected or at all, or may be more costly to achieve; that the transaction may not be timely completed, if at all; that prior to the completion of the transaction or thereafter, Comerica’s and Sterling’s respective businesses may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies; that required regulatory, shareholder or other approvals are not obtained or other closing conditions are not satisfied in a timely manner or at all; reputational risks and the reaction of the companies’ customers to the transaction; diversion of management time on merger-related issues; and those factors referenced in Comerica’s and Sterling’s filings with the Securities and Exchange Commission (“SEC”). Forward-looking statements speak only as of the date they are made. Comerica and Sterling do not undertake to update forward-looking statements to reflect facts, circumstances, assumptions or events that occur after the date the forward-looking statements are made. For any forward-looking statements made in this presentation or in any documents, Comerica and Sterling claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

In connection with the proposed merger transaction, Comerica has filed with the SEC a Registration Statement on Form S-4 that includes a Proxy Statement of Sterling and a Prospectus of Comerica, and Sterling mailed the definitive Proxy Statement/Prospectus to its shareholders on or about April 6, 2011. Each of Comerica and Sterling may file other relevant documents concerning the proposed transaction. SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the definitive Proxy Statement/Prospectus, as well as other filings containing information about Comerica and Sterling, may be obtained at the SEC’s Internet site (http://www.sec.gov). You may be able to obtain these documents, free of charge, from Comerica at www.comerica.com under the tab “Investor Relations” and then under the heading “SEC Filings” or from Sterling by accessing Sterling’s website at www.banksterling.com under the tab “Investor Relations” and then under the heading “SEC Filings.”

Comerica Incorporated Investor Presentation May 2011

Safe Harbor Statement; Disclaimer Any statements in this presentation that are not historical facts are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Words such as "anticipates," "believes," "feels," "expects," "estimates," "seeks," "strives," "plans," "intends," "outlook," "forecast," "position," "target," "mission," "assume," "achievable," "potential," "strategy," "goal," "aspiration," “opportunity,” “initiative,” "outcome," "continue," "remain," "maintain," "trend," "objective,” “pending,” “looks forward” and variations of such words and similar expressions, or future or conditional verbs such as "will," "would," "should," "could," "might," "can," "may" or similar expressions, as they relate to Comerica, Sterling Bancshares, Inc. (“Sterling”), the proposed transaction with Sterling or the combined company following the transaction often identify forward-looking statements. These forward-looking statements are predicated on the beliefs and assumptions of management based on information known to management as of the date of this presentation and do not purport to speak as of any other date. Forward-looking statements may include descriptions of the expected benefits and costs of the transaction; forecasts of revenue, earnings or other measures of economic performance, including statements of profitability, business segments and subsidiaries; management plans relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction; the ability to obtain any required regulatory, shareholder or other approvals; any statements of the plans and objectives of management for future or past operations, products or services, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Such statements reflect the view of management as of this date with respect to future events and are subject to risks and uncertainties. Should one or more of these risks materialize or should underlying beliefs or assumptions prove incorrect, actual results could differ materially from those anticipated by the forward-looking statements or historical results. Factors that could cause or contribute to such differences include, but are not limited to, the possibility that expected benefits may not materialize in the timeframe expected or at all, or may be more costly to achieve; that the transaction may not be timely completed, if at all; that prior to the completion of the transaction or thereafter, Comerica’s and Sterling’s respective businesses may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies; that required regulatory, shareholder or other approvals are not obtained or other closing conditions are not satisfied in a timely manner or at all; reputational risks and the reaction of the companies’ customers to the transaction; diversion of management time on merger-related issues; and those factors referenced in Comerica’s and Sterling’s filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made. Comerica and Sterling do not undertake to update forward-looking statements to reflect facts, circumstances, assumptions or events that occur after the date the forward-looking statements are made. For any forward-looking statements made in this presentation or in any documents, Comerica and Sterling claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Annualized, pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results.

Comerica: A Brief Overview Among the top 25 U.S. bank holding companies; $55 billion in assets Largest U.S. bank with corporate headquarters in Texas Founded over 160 years ago Major lines of business include: Major markets include: Continued investments in growth markets Strong capital position At 3/31/11 Business Bank Wealth and Institutional Management Retail Bank Texas Florida California Arizona Michigan

Comerica Key Differentiators: Main Street Relationship Banking Model Focused on growing and maintaining long-term relationships Relationship managers known for ingenuity, flexibility & responsiveness Emphasis on having a clear understanding of our customers & their banking needs Wide array of products and services Community bank feel Weathered credit cycle well relative to peers Consistent credit standards Granular portfolio Main Street Bank Well Positioned for Growth Relationships are Priority One Strong Credit Management Size Solid Capital Position Regulatory Reform1 Impact expected to be less than other major banks Quality of capital is strong 1 Dodd-Frank Wall Street Reform and Consumer Protection Act

Consistent strategy Based on relationship banking expertise Core businesses and geographies unchanged Recession-tested business model Expense management Solid capital position Investing to accelerate growth and balance Banking center expansion in high growth markets New and enhanced products and services Expansion in Texas with pending Sterling Bancshares acquisition Poised for the Future Main Street Bank Well Positioned for Growth

Financial Highlights $ in millions 1Includes Commercial Real Estate business line and Other business line real estate construction and commercial mortgage loans; 2Watch list: generally consistent with regulatory defined special mention, substandard and doubtful (nonaccrual) loans ; 3Estimated; 4 See Supplemental Financial Data slides for reconciliation of non-GAAP financial measures Credit Quality Improvement Continued $175 $57 $49 Provision for Loan Losses 173 113 101 Net Loan Charge-offs 7,502 5,542 5,166 Watch List2 $37,236 $39,896 $40,186 Average Core Deposits 14,624 15,607 15,459 Average Noninterest-bearing deposits 13,773 12,336 11,969 Average Commercial Construction & Mortgages1 $41,313 $39,999 $39,551 Average Total Loans 21,015 21,464 21,496 Average Commercial Loans Solid Capital Deposit Levels Strong 10.38% 10.13% 10.37%3 Tier 1 Capital Ratio 9.68% 10.54% 10.43% Tangible common equity ratio4 1Q10 4Q10 1Q11 C&I Loan Growth – Turning the Corner

Our Core Businesses 1Q11 YTD Revenue By Business Segment1 1As of 3/31/11; YTD revenues (FTE) of $707MM from major business segments ($603MM from continuing operations (FTE) including Finance & Other Businesses) Business Bank Wide spectrum of credit and non-credit financial products, cash management and international trade services Retail Bank Personalized financial products & services to consumers and small businesses Wealth & Institutional Management (WIM) Serves the needs of affluent clients, foundations, organizations and corporations WIM $108MM 15% Retail Bank $181MM 26% Business Bank $418MM 59%

Where We Operate 1Source: The U.S. Census Bureau as of December 2010 2As of 3/31/11: YTD revenues (FTE) of $707MM from major geographic markets ($603MM from continuing operations (FTE) including Finance & Other Businesses) based on office of origination; Midwest includes: MI, OH, IL; Western includes: CA, AZ, NV, CO, WA; Other Markets include markets not separately identified above in addition to businesses with a national perspective Exporting our 162 year relationship banking expertise to high growth markets Operate in seven of the eleven largest U.S. cities1 California, Arizona, Texas and Florida expected to account for almost one-half of U.S. population growth between 2010 and 20301 Geographic footprint diversifies earnings mix 1Q11 YTD Revenue By Market Segment2 Florida $15MM 2% Int'l $26MM 4% Other Markets $52MM 7% Texas $110MM 16% Western $201MM 28% Midwest $303MM 43%

Established: 1988 Largest U.S. bank with corporate headquarters in Texas Average deposits4 up 58% from FY05 National Specialty groups include: Heavy Equipment Energy Acquisition of Sterling announced January 18, 2011 Diverse economy Ranked #2 in the US by State GDP1 Job growth rate for 2011 is 3.1%, exceeding the national average of 1.5%2 Comerica Texas Economic Activity Index3 is 14% above the cycle low 1Source: Bureau of Economic Analysis as of November 2010 2Source: Bureau of Labor Statistics as of 4/30/11 3As of February 2011 43/31/2011 YTD average Texas Market: Prepared for Growth TX Banking Centers and Period Avg Deposits ($B) 61 68 95 95 79 87 90 30 40 50 60 70 80 90 100 2005 2006 2007 2008 2009 2010 1Q11 $2 $3 $4 $5 $6 TX Banking Centers Deposits

California ranked #1 in the US by State GDP1 Seeing signs of stability in home prices Comerica California Economic Activity Index2 up 11% from cycle low Established: 1991 31% of Comerica’s loans3 30% of Comerica’s deposits3 Average Deposits4 up 28% since FY05 National Specialty groups include: Technology and Life Sciences Entertainment Financial Services Division (FSD) 1Source: Bureau of Economic Analysis as of November 2010 2As of February 2011 33/31/11 YTD average 43/31/11 YTD average excluding FSD Western Market: Positioned for Sustained Recovery Western Banking Centers and Period Avg Deposits excl. FSD ($B) 61 75 91 108 119 121 114 0 20 40 60 80 100 120 140 2005 2006 2007 2008 2009 2010 1Q11 $7 $8 $9 $10 $11 $12 $13 Western Banking Centers Deposits

Established: 1849 #1 in deposit market share in southeast Michigan3 36% of Comerica’s loans4 Net charge-offs to average loans of 1.31% 1Q11, down from 2.07% FY09 despite economic backdrop4 National Specialty groups include: National Dealer Services Health Care Waste Management Unemployment, while still elevated, has fallen 3.8 percentage points1 from the peak in September 2009 Automotive sector improving Comerica Michigan Economic Activity Index2 up 23% from cycle low 1Source: Bureau of Labor Statistics as of April 2011 2As of January 2011 3Source: FDIC 2010 43/31/11 YTD average for Midwest Market Michigan Market: Performance through Economic Headwinds Midwest Period Avg Deposits ($B) 16.0 15.8 18.2 17.7 17.1 16.0 $10 $12 $14 $16 $18 2006 2007 2008 2009 2010 1Q11

Pending Sterling Acquisition Significantly boosts Texas presence with solid deposit base and well located branch network Houston deposit market share triples1 Entry into San Antonio market Complements Dallas-Fort Worth locations Enhance growth opportunities with focus on Middle Market and Small Business Purchase price reflects Texas economy and scarcity value Houston San Antonio Austin Fort Worth Dallas Sterling Bank Branch1 Comerica Banking Center1 1Source: SNL Financial as of 6/30/10

Pending Sterling Acquisition – Scarcity Value $ in Billions; At December 31, 2010 Source: SNL Financial 1Excludes loans held for sale There are not many banks based in Texas that have the size, geographic fit and focus of Sterling. Company Name Headquarters Total Assets Loans & Leases1 Total Deposits Loans/ Deposits Number of Offices Comerica Inc. Dallas $53.7 $40.2 $40.5 99% 444 Cullen/Frost Bankers, Inc. San Antonio 17.6 8.1 14.5 56% 129 International Bancshares Corp. Laredo 11.9 5.4 7.6 71% 290 Prosperity Bancshares, Inc. Houston 9.5 3.5 7.5 47% 186 Texas Capital Bancshares, Inc. Dallas 6.4 4.7 5.5 86% 10 PlainsCapital Corp. Dallas 5.3 3.1 3.9 80% 33 Sterling Bancshares, Inc. Houston 5.2 2.8 4.3 65% 60 First National Bank Group, Inc. Edinburg 3.8 2.7 2.9 92% 62 First Financial Bankshares, Inc. Abilene 3.8 1.7 3.1 54% 54 Woodforest Financial Group, Inc. The Woodlands 3.4 1.6 2.9 55% 760 Southside Bancshares, Inc. Tyler 3.0 1.1 2.1 51% 39

Strategically compelling – a unique opportunity Quality franchise: solid deposit base and well located branch network Quality employees: leverage marketing capacity Located in Texas, among the strongest economies in the U.S. Financial expectations consistent with announcement Approvals and integration timeline on track Pending Sterling Acquisition on Track1 Accelerates Comerica’s growth strategy in Texas SBIB Shareholder materials mailed Closing Date 5/5/11 1/18/11 Announcement date SBIB Shareholder Meeting Systems Conversions 2Q11 (est.) 4Q11 (est.) 4/6/11 1Acquisition subject to customary closing conditions, including regulatory and Sterling shareholder approvals.

Diverse Loan Portfolio 1 Specialty Businesses includes: Financial Services Division, Entertainment (FSD), Energy, Leasing, Mortgage Banker Finance and Technology and Life Sciences (TLS ) Geography based on office of origination; Midwest: MI, OH, IL; Western: CA, AZ, NV, CO, WA; Other Markets include markets not separately identified above in addition to businesses with a national perspective Average 1Q11: $39.6 billion By Geographic Market By Line of Business Other Markets $3.0B 7% Int'l $1.7B 4% Florida $1.6B 4% Midwest $14.1B 37% Western $12.4B 31% Texas $6.8B 17% Global Corp Banking $4.6B 12% Commercial Real Estate $4.4B 11% Middle Market $12.0B 30% Nat'l Dealer Services $3.8B 10% Specialty Businesses 1 $4.9B 12% Personal Banking $1.7B 4% Small Business Banking $3.4B 9% Private Banking $4.8B 12%

Loan Growth in Selected Portfolios Middle Market Energy Global Corporate Banking Texas Market Average balances in $ millions +1% +12% +6% +6% 12,356 12,230 11,949 11,770 11,864 1Q10 2Q10 3Q10 4Q10 1Q11 1,296 1,149 1,196 1,269 1,423 1Q10 2Q10 3Q10 4Q10 1Q11 4,894 4,619 4,398 4,344 4,620 1Q10 2Q10 3Q10 4Q10 1Q11 6,704 6,428 6,357 6,435 6,824 1Q10 2Q10 3Q10 4Q10 1Q11

Commercial Loan Growth First Quarter 2011: Loan pipeline grew across most lines of business Commitments increased in Texas and Western Markets Mortgage Banker down $535MM to $566MM Average Loans By Balance Sheet Categories Average balances in $ millions; 1Q11 compared to 4Q10 1C&I includes commercial loans on the balance sheet excluding Mortgage Banker 2Mortgage Banker is included in commercial loans on the balance sheet and Specialty Businesses/Other geography 3CRE: Commercial Real Estate business line and Other business line real estate construction and commercial mortgage loans 4Other includes residential mortgage, consumer, lease financing, and international loans 3 1 2 4 20,590 20,203 20,024 20,363 20,930 13,773 13,359 12,882 12,336 11,969 0 10,000 20,000 30,000 40,000 1Q10 2Q10 3Q10 4Q10 1Q11 C&I Mortgage Banker CRE Other

Investment Securities Portfolio Consists primarily of AAA mortgage-backed Freddie Mac and Fannie Mae government agency securities Net unrealized pre-tax gain $61MM as of 03/31/11 Average life of 3.9 years as of 03/31/11 Repurchased customers’ Auction-Rate Securities in 4Q08 Cumulative redemptions and sales of $740MM (1Q11 $72MM) Cumulative gains on redemptions and sales of $30MM (1Q11 $3MM) $ in millions (MM) Target: Mortgage-backed Securities  ≈$6.5B $2,000 $4,000 $6,000 $8,000 1Q10 2Q10 3Q10 4Q10 1Q11 Average Auction-Rate Securities Average Investment Securities Available-for-Sale

Core Deposits Continued to Increase Average Core Deposits $ in billions; 1Q11 compared to 4Q10 1Core deposits exclude Institutional CDs, Retail Brokered CDs and foreign office time deposits Total average core deposits1 of $40.2B, a $290MM increase primarily due to: Money market and NOW deposits increased $495MM Noninterest-bearing deposits decreased ($148MM) Customer CDs decreased ($93MM) Total avg. core deposits: Increased in: Global Corporate $351MM Technology & Life Sciences $231MM Personal Banking $181MM Decreased in: Middle Market ($317MM) Financial Services Division ($150MM) Commercial Real Estate ($103MM) $30 $35 $40 1Q10 2Q10 3Q10 4Q10 1Q11

Stable Net Interest Margin Excess liquidity position2: 1Q11 average $2.3B, up from $1.8B in 4Q10 3/31/11 period end $3.5B Negative impact on 1Q11 margin was approximately 14 basis points vs. 12 basis points in 4Q10 1 1Q11 compared to 4Q10 2Excess liquidity represented by average deposits held at the Federal Reserve Bank. See Supplemental Financial Data slide for reconciliation of non-GAAP financial measures. Net interest margin decreased 4 basis points to 3.25% reflecting1: - Increase in excess liquidity - Swap maturities at positive spreads FY10 3.24% 3.18% 3.28% 3.23% 3.29% 3.25% 1Q10 2Q10 3Q10 4Q10 1Q11

Well Positioned Balance Sheet

Balance sheet remains well positioned for rising rate environment

200 basis points increase in interest rates over a 12 month period… → …expected to result in… → **$100 million increase in net interest income[1]**

Lowest cost of funds among peers



Average 2010 Cost of Funds[2]
0.43
0.69
0.69
0.78
0.93
1.04
1.09
1.14
1.17
1.23
1.31
1.32
CMA
BOKF
FHN
MTB
FITB
STI
RF
HBAN
SNV
KEY
BBT
ZION

[1]Analysis based on non-parallel ramp in interest rates over a 12 month period; See 10Q filing with SEC for methodology

[2]Source: SNL Financial; Cost of Funds is calculated as interest incurred on interest-bearing liabilities as a % of average noninterest-bearing deposits and interest-bearing liabilities

Comerica Bank

21

A Leaner, More Efficient Company Peer Source: SNL Financial Workforce Reductions Total Assets / FTE Employees 17% Decrease Manage more assets per employee than peers from 2007 through 2010 Leverage technology to improve efficiency Selectively hire when opportunities arise Maintain relationship managers to ensure superior customer experience Headcount ( FTE Period end) 3,000 5,000 7,000 2007 2008 2009 2010 Peer Range Peer Average Comerica 6,000 7,000 8,000 9,000 10,000 11,000 2007 2008 2009 2010

 Credit College - training and development of future relationship managers Credit Administration - multiple years of experience in lending and credit Teamwork and customer focus –credit and business lines collaborate on loan structure to win deals Relationship managers – fully engaged in recognition and resolution of credit issues Comerica Credit Culture Portfolio Analytics - monitoring of portfolio migration assists in early recognition of issues Special Asset Group - maintain core group of experienced workout professionals Quarterly Credit Quality Review - proactive review of problem credits to assess strategy and reserve Policies – longstanding and proven, yet continuously refined 1 Based on peer average from 3Q07 through 1Q11 (see slide 26) People Processes Policy Results: superior credit performance throughout the economic cycle1

Credit Metrics Continued to Improve $ in millions 1Excluding lending-related commitments 2Watch list: generally consistent with regulatory defined special mention, substandard and doubtful (nonaccrual) loans Watch list2 decreased $3.1B, or 37%, over past six quarters Net charge-offs decline for seven successive quarters 1 1 239 224 173 146 132 113 101 49 57 122 126 175 256 311 3Q09 4Q09 1Q10 2Q10 3Q10 4Q10 1Q11 Net Charge-offs Provision 1,196 1,181 1,162 1,121 1,191 1,123 1,030 7,730 7,502 6,651 6,171 5,542 5,166 8,250 3Q09 4Q09 1Q10 2Q10 3Q10 4Q10 1Q11 Accruing Watchlist Loans Nonperforming Loans

$ in millions Credit Quality Positive Trends Continued $5,166 $72 $74 $166 $1,104 2.81% $49 $101 1.03% 1Q11 $1,251 3.06% $1,214 2.98% $1,311 3.24% $1,235 3.06% Nonperforming assets to total loans & foreclosed property $245 $199 $294 $180 Nonperforming assets inflow $89 $93 $120 $112 Foreclosed property $83 $115 $104 $62 Loans past due 90 days or more & still accruing $7,502 $6,651 $6,171 $5,542 Total Watch list loans $57 $113 1.13% 4Q10 $122 $132 1.32% 3Q10 $126 $146 1.44% 2Q10 $175 Provision for Loan Losses $173 1.68% 1Q10 Net credit-related charge-offs to average total loans

Financial Results: Credit Quality Favorability to Peers Continued Peer Source: SNL; All nonperforming asset ratios exclude HBAN as their figures were not reported and 1Q11 also excludes MTB, FITB and FHN NCO ratio defined as annualized loans and leases charged off, net of recoveries, as a % of average loans and leases NPA ratio defined as nonperforming assets / (Gross loans + foreclosed assets) Net Charge-off Ratio vs. Peers Nonperforming Asset Ratio vs. Peers Credit metrics among the best in our peer group Peer Group: BBT, BOKF, FHN, FITB, HBAN, KEY, MTB, RF, SNV, STI, ZION 0 2 4 6 8 1Q09 2Q09 3Q09 4Q09 1Q10 2Q10 3Q10 4Q10 1Q11 Peer Range Peer Average CMA 0 2 4 6 8 10 1Q09 2Q09 3Q09 4Q09 1Q10 2Q10 3Q10 4Q10 1Q11 Peer Range Peer Average CMA

Average carrying value of nonaccrual loans 54% (46% write-down) No nonaccrual loans Held-For-Sale $ in millions (MM); 1Q11 compared to 4Q10 Nonperforming Assets Declined Nonperforming Assets of $1,104MM, a $131MM decrease, included: Nonaccrual loans decreased $84MM Commercial Real Estate decreased $53MM Specialty Businesses decreased $19MM Foreclosed Property decreased $38MM to $74MM Troubled Debt Restructurings (TDRs) $202MM, included: $56MM Performing Restructured $34MM Reduced Rate $112MM Nonaccrual TDRs March 31, 2011 Nonaccrual Loans $996 million By Line of Business Specialty Businesses $55MM Small Business $111MM Other $130MM Middle Market $291MM Commercial Real Estate $395MM Global Corp Banking $14MM

Nonaccrual Loans 24 163 $5–$10 2 58 Over $25 1,046 $996 Total 22 340 $10–$25 66 206 $2–$5 932 $229 Under $2 # of Relationships Outstanding Period-end balances in $ millions (MM) as of 03/31/11 Sold $60MM in nonperforming loans at prices approximating carrying value in 1Q11 Proactively review nonaccrual loans every quarter Charge-offs and reserves taken to reflect current market conditions Granularity of nonaccrual loans: Carrying Value of Nonaccrual Loans as % of Contractual Value 72% 68% 66% 64% 61% 59% 56% 56% 55% 55% 54% 54% 25% 40% 55% 70% 2Q08 4Q08 2Q09 4Q09 2Q10 4Q10

Commercial Real Estate Line of Business Outstandings By Property Type Net Charge-offs By Project Type Period-end outstandings in $millions; excludes Commercial Real Estate line of business loans not secured by real estate; Net Charge-offs $millions; 1Q11 compared to 4Q10 Commercial: Multi-Family, Retail, Office, Warehouse, Multi-use and Commercial Charge-offs decreased $29MM Inflows to nonaccrual decreased $35MM Nonaccrual loans decreased $53MM Watch list loans declined $192MM 108 91 62 86 36 40 10 60 $0 $20 $40 $60 $80 $100 $120 2Q09 3Q09 4Q09 1Q10 2Q10 3Q10 4Q10 1Q11 Residential Commercial Not Secured by RE 3,524 3,763 4,114 4,316 4,812 5,006 5,228 4,621 $0 $1,000 $2,000 $3,000 $4,000 $5,000 2Q09 3Q09 4Q09 1Q10 2Q10 3Q10 4Q10 1Q11 Residential Commercial

Residential Real Estate Development Period-end balances in $millions Western: CA, AZ, NV Reduced Residential Real Estate Development exposure by $1.8B since 6/30/08 to $521MM at 3/31/11 Geographic breakdown at 3/31/11: Western 38% Texas 17% Florida 15% Michigan 12% Other 18% 77% Decrease Reduced Western Market Local Residential Real Estate Developer Portfolio to $98MM at 3/31/11 from $932MM at 12/31/07 $0 $500 $1,000 $1,500 $2,000 $2,500 2Q08 3Q08 4Q08 1Q09 2Q09 3Q09 4Q09 1Q10 2Q10 3Q10 4Q10 1Q11 Single Family Residential - Land Carry/Development

Strong Capital Ratios Tier I Common Capital Ratio1 Peer Median Comerica Among the best capitalized in peer group Quality of capital is solid Tier 1 made up of 100% common equity as of 3/31/11 Active and prudent capital management Doubled quarterly dividend to $0.10 per share effective 1/1/11 400,000 shares repurchased in 1Q11 Strong capital supports future growth Source: SNL Financial Peer Group: BBT, BOKF, FHN, FITB, HBAN, KEY, MTB, RF, SNV, STI, ZION 1See Supplemental Financial Data slides for reconcilements of non-GAAP financial measures; 1Q11 estimated 9.6% 9.8% 10.0% 10.1% 9.3% 9.0% 8.6% 7.9% 7.1% 10.4% 1Q10 2Q10 3Q10 4Q10 1Q11

Appendix

First Quarter 2011 Average Loans Detail $ in billions; geography based on office of origination. 1 Specialty Businesses includes: Financial Services Division, Entertainment, Energy, Leasing, Mortgage Banker Finance and TLS Midwest Western Texas Florida Other Markets Int’l TOTAL Middle Market $5.3 $3.9 $1.8 $0.2 $0.8 $0.0 $12.0 Commercial Real Estate 0.8 1.4 1.2 0.3 0.7 - 4.4 Global Corporate Banking 1.3 0.8 0.3 0.1 0.4 1.7 4.6 National Dealer Services 0.8 2.2 0.3 0.3 0.2 - 3.8 Specialty Businesses 1 0.9 1.5 1.7 0.0 0.8 - 4.9 SUBTOTAL – BUSINESS BANK $9.1 $9.8 $5.3 $0.9 $2.9 $1.7 $29.7 Small Business Banking 1.7 0.8 0.9 - - - 3.4 Personal Banking 1.4 0.1 0.1 - 0.1 - 1.7 SUBTOTAL – RETAIL BANK $3.1 $0.9 $1.0 $- $0.1 $- $5.1 Private Banking 1.9 1.7 0.5 0.7 0.0 - 4.8 SUBTOTAL – WEALTH & INSTITUTIONAL MANAGEMENT $1.9 $1.7 $0.5 $0.7 $0.0 $- $4.8 TOTAL $14.1 $12.4 $6.8 $1.6 $3.0 $1.7 $39.6

Loans by Line of Business and Geographic Market $41.3 $40.0 $39.6 TOTAL $4.8 $4.8 $4.8 SUBTOTAL – WEALTH & INSTITUTIONAL MANAGEMENT 4.8 4.8 4.8 Private Banking $5.6 $5.2 $5.1 SUBTOTAL – RETAIL BANK 1.9 1.8 1.7 Personal Banking 3.7 3.4 3.4 Small Business Banking $30.9 $30.0 $29.7 SUBTOTAL – BUSINESS BANK 4.7 5.3 4.9 Specialty Businesses1 3.2 3.8 3.8 National Dealer Services 4.9 4.3 4.6 Global Corporate Banking 5.7 4.7 4.4 Commercial Real Estate $12.4 $11.9 $12.0 Middle Market 1Q10 4Q10 1Q11 Average loans in $billions; 1 Specialty Businesses includes: Financial Services Division, Entertainment, Energy, Leasing, Mortgage Banker Finance, and TLS 2Geography based on office of origination; Midwest: MI, OH, IL; Western: CA, AZ, NV, CO, WA; Other Markets include markets not separately identified above in addition to businesses with a national perspective $41.3 $40.0 $39.6 TOTAL 1.6 1.5 1.7 International 3.5 3.7 3.0 Other Markets 1.6 1.6 1.6 Florida 6.7 6.4 6.8 Texas 13.0 12.5 12.4 Western $14.9 $14.3 $14.1 Midwest 1Q10 4Q10 1Q11 By Line of Business By Market2

Shared National Credit Relationships Approx. 920 borrowers Majority of relationships include ancillary business Comerica is agent for approximately 18% Adhere to same credit underwriting standards as rest of loan book Credit quality mirrors total portfolio March 31, 2011: $7.3 billion Shared National Credit (SNC): Facilities greater than $20 million shared by three or more federally supervised financial institutions which are reviewed by regulatory authorities at the agent bank level. Period-end outstandings as of 3/31/11 Global Corp Banking $2.4B 34% Nat'l Dealer Services $0.3B 3% Energy $1.3B 17% Other $0.5B 7% Middle Market $1.7B 24% Commercial Real Estate $1.1B 15%

Commercial Real Estate Loan Portfolio 1Q11: $12.0 billion 1Q11 averages in $billions 1 Included in Commercial Real Estate line of business Commercial Real Estate Line of Business: Nonaccrual loans of $395MM, down $53MM from 4Q10 Loans over $2MM transferred to nonaccrual totaled $37MM ($71MM in 4Q10 and $132MM in 3Q10) Net loan charge-offs of $11MM ($40MM in 4Q10 and $60MM in 3Q10) Primarily Owner- Occupied Commercial Mortgages $8.2B 68% Real Estate Construction 1 $1.8B 15% Commercial Mortgages 1 $2.0B 17%

Commercial Real Estate Line of Business Period-end balances as of 03/31/11 in $millions; Excludes Commercial Real Estate line of business loans not secured by real estate Western Michigan Texas Florida Other Markets Total Real Estate Construction Loans Single Family 87 18 19 34 17 175 Land Development 57 8 34 9 23 131 Total Residential 144 26 53 43 40 306 Multi-Family 129 0 206 129 67 531 Retail 87 46 223 26 30 412 Multi-use 74 6 52 - 28 160 Other 84 24 73 16 - 197 Total Commercial 374 76 554 171 125 1,300 Total Real Estate Construction Loans 518 102 607 214 165 1,606 Commercial Mortgage Loans Single Family 14 4 15 6 42 81 Land Carry 41 31 20 31 11 134 Total Residential 55 35 35 37 53 215 Multi-Family 75 52 122 114 45 408 Retail 153 98 50 64 40 405 Multi-use 114 35 39 - 67 255 Other 330 160 50 23 72 635 Total Commercial 672 345 261 201 224 1,703 Total Commercial Mortgage Loans 727 380 296 238 277 1,918 Total Commercial Real Estate Line of Business 1,245 482 903 452 442 3,524

Diversified National Dealer Services Detroit 3 nameplates down from 41% at 12/05 to 22% at 03/11 Geographic Dispersion Western 58% Florida 8% Midwest 21% Texas 7% 1 Franchise distribution based on 03/31/11 period-end outstandings 2 “Other” includes obligations where a primary franchise is indeterminable (rental car and leasing companies, heavy truck, recreational vehicles, and non-floor plan loans) 65 years of Floorplan lending, with over 20 years on a national basis Top tier strategy Majority are “Mega Dealer” (five or more dealerships in group) Excellent credit quality Robust monitoring of company inventory and performance Average Loan Balances ($ in Billions) 5.2 4.9 3.5 3.4 3.8 $0 $1 $2 $3 $4 $5 2007 2008 2009 2010 1Q11 Franchise Distribution 1 Toyota/ Lexus 21% Ford 8% GM 8% Chrysler 6% Mercedes 4% Nissan/ Infinity 6% Other 2 12% Other European 8% Other Asian 9% Honda/ Acura 18%

Consumer Loan Portfolio 9.8% of total outstandings No sub-prime mortgage programs Self-originated & relationship oriented Net loan charge-offs of $9MM 1Q11: $3.9 billion 1Q11 averages in $billions; Geography based on office of origination 1 Residential mortgages on the balance sheet are primarily associated with Private Banking customers. Residential mortgages originated through the banking centers are typically sold to a third party. 2 The “other” category includes automobile, personal watercraft, student and recreational vehicle loans. 3 Data on loans booked through the Consumer Loan Center which encompasses about 85% of the Home Equity Lines and Loans Consumer Loan Portfolio About 86% home equity lines and 14% home equity loans Avg. FICO score of 754 at origination 87% have CLTV < 80% at origination Average loan vintage is 5.5 years 1Q11: $1.7 billion Home Equity Portfolio3 Consumer loans- Other 2 $0.6B 16% Consumer Loans-Home Equity $1.7B 43% Residential Mortgages 1 $1.6B 41% Midwest 61% Florida 3% Texas 9% Western 27%

December 2003 360 Banking Centers March 31, 2011 445 Banking Centers Banking Center Network MI 218 TX 95 CA 104 FL 11 AZ 17 AZ 1 FL 6 CA 42 TX 50 MI 261

First Quarter 2011 Average Deposits Detail $ in billions 1 Specialty Businesses includes: Entertainment, Energy, Financial Services Division, Leasing, Mortgage Banker Finance and TLS Midwest Western Texas Florida Other Markets Int’l TOTAL Middle Market $1.2 $3.3 $0.4 $0.0 $0.1 . - $8.0 Commercial Real Estate 0.2 0.4 0.1 0.0 0.1 - 0.8 Global Corporate Banking 3.1 0.6 1.1 0.0 0.8 1.3 6.9 National Dealer Services 0.1 0.1 0.0 0.0 0.0 - 0.2 Specialty Businesses 1 0.7 4.2 1.1 0.1 1.1 - 7.2 SUBTOTAL – BUSINESS BANK $5.3 $8.6 $2.7 $0.1 $2.1 $1.3 $20.1 Small Business Banking 2.1 1.1 1.2 - - - 4.4 Personal Banking 10.0 1.1 1.7 - 0.1 - 12.9 SUBTOTAL – RETAIL BANK $12.1 $2.2 $2.9 $- $0.1 $- $17.3 Private Banking 0.8 1.4 0.2 0.3 0.1 - 2.8 SUBTOTAL – WEALTH & INSTITUTIONAL MANAGEMENT $0.8 $1.4 $0.2 $0.3 $0.1 $- $2.8 Finance/Other 0.4 - - - - - 0.4 TOTAL $18.6 $12.2 $5.8 $0.4 $2.3 $1.3 $40.6

Line of Business Deposits and Core Deposits By Geographic Market

Line of Business Deposits	1Q11	4Q10	1Q10
Middle Market	$5.0	$5.3	$4.7
Commercial Real Estate	0.8	0.9	1.1
Global Corporate Banking	6.9	6.6	6.4
National Dealer Services	0.2	0.2	0.1
Specialty Businesses[1]	7.2	7.0	5.5
SUBTOTAL – BUSINESS BANK	**$20.1**	**$20.0**	**$17.8**
Small Business Banking	4.4	4.5	3.9
Personal Banking	12.9	12.7	12.8
SUBTOTAL – RETAIL BANK	**$17.3**	**$17.2**	**$16.7**
Private Banking	2.8	2.7	2.8
SUBTOTAL – WEALTH & INSTITUTIONAL MANAGEMENT	**$2.8**	**$2.7**	**$2.8**
Finance/Other[2]	0.4	0.5	1.3
TOTAL	**$40.6**	**$40.4**	**$38.6**

Core Deposits by Geography[3]	1Q11	4Q10	1Q10
Midwest	$18.3	$17.9	$16.9
Western	12.2	12.5	11.9
Texas	5.8	5.6	5.0
Florida	0.4	0.4	0.4
Other Markets	2.3	2.2	1.9
International	1.1	1.1	1.0
Finance/Other	0.1	0.2	0.1
TOTAL	**$40.2**	**$39.9**	**$37.2**

Average deposits in $ billions

[1] Specialty Businesses includes: Entertainment, Energy, Financial Services Division, Leasing, Mortgage Banker Finance and TLS

[2] Finance/Other includes Inst. and Retail Brokered CD's: 1Q11 – none; 4Q10 - none; 1Q10 - $0.9B

[3] Geography based on office of origination; Midwest: MI, OH, IL; Western: CA, AZ, NV, CO, WA; Other Markets include markets not separately identified above in addition to businesses with a national perspective. Excludes Foreign Office Time Deposits (1Q11 $0.4B; 4Q10 $0.5B, 1Q10 $0.5B) and Inst. & Retail Brokered CDs of $0.9B in 1Q10

Comerica Bank

42

Net Loan Charge-offs $256 $175 $126 $122 $57 $49 Provision for loan losses $224 $173 $146 $132 $113 $101 TOTAL 26 2 2 0 6 7 Global Corporate Banking 8 6 6 4 5 5 Personal Banking 18 10 4 8 4 (3) Specialty Businesses1 12 10 11 14 18 5 Private Banking 22 20 16 14 17 17 Small Business Banking 76 39 71 32 23 59 Middle Market $62 $86 $36 $60 $40 $11 Commercial Real Estate 4Q09 1Q10 2Q10 3Q10 4Q10 1Q11 $ in millions Geography based on office of origination; Midwest: MI, OH, IL; Western: CA, AZ, NV, CO, WA; 1Specialty Businesses includes: FSD, Entertainment, Energy, Leasing, Mortgage Banker Finance, TLS and National Dealer Services 2Other Markets include markets not separately identified above in addition to businesses with a national perspective 4Q09 1Q10 2Q10 3Q10 4Q10 1Q11 $256 $175 $126 $122 $57 $49 Provision for loan losses $224 $173 $146 $132 $113 $101 TOTAL 25 18 40 2 2 13 Other Markets2 /International 4 10 7 6 8 8 Florida 13 25 8 5 9 8 Texas 85 65 47 58 42 26 Western $97 $55 $44 $61 $52 $46 Midwest By Line of Business By Market

A (high) A+ A A2 BB&T A (low) A- BBB+ A2 BOK Financial BBB+ BBB- Baa1 First Horizon National Corp BBB (low) BBB- BBB- B2 Zions Bancorporation BB- BB- Synovus Financial Corp A A A- A2 Comerica BBB- BBB+ A- BBB+ A- A- Fitch BBB BB+ Ba3 Regions Financial BBB BBB Baa2 Huntington Baa1 Baa1 Baa1 A3 Moody’s A (low) A- M&T Bank A (low) BBB Fifth Third A (low) BBB SunTrust BBB (high) BBB+ KeyCorp DBRS S&P Senior Unsecured/Long-Term Issuer Rating Holding Company Debt Ratings As of 5/3/11 Source: SNL Financial Debt Ratings are not a recommendation to buy, sell, or hold securities.

Holding Company Debt Ratings: Moody’s Investor Service Aa2 A2 A3 Baa1 Baa2 Ba3 B2 A1 As of 5/3/11 As of 9/30/07 (No Change) Aa3 B1 Source: Moody’s ratings from SNL Financial; Excludes BOKF as coverage was initiated 02/9/11. Also excludes SNV as Moody’s does not rate their Long-term Issuer or Senior Unsecured Debt ZION RF HBAN FHN STI FITB KEY MTB BBT CMA

Basel III Implementation New rules effective between 2013 and 2019; US adoption expected to occur over a similar timeframe, but the final form of the US rules is uncertain CMA is not a mandatory Basel II bank CMA Tier 1 Common1 03/31/11: 10.37% Regulatory required minimum by 2019: 7% (4.5% minimum plus 2.5% “conservation buffer”) CMA has NO material impact from: Mortgage servicing rights Trust Preferreds Deferred tax assets Investments in financial institutions Expected change in Risk Weighted Assets not material Higher degree of uncertainty regarding implementation and interpretation Will likely require more on-balance sheet liquidity Possibly increase or change the mix of the investment securities portfolio Continued focus on retail deposit generation Careful management of off-balance sheet commitments; expect evolution of pricing and terms of off-balance sheet commercial commitments Expected to be manageable given proven ability to administer our balance sheet Capital Requirement: Liquidity Requirement: 1 See Supplemental Financial Data slides for reconciliation of non-GAAP financial measures Impact on Comerica is estimated and subject to final rulemaking. Comerica may be affected by other changes due to Basel III.

Financial Reform[1]

Overall, relative impact from Financial Reform will likely be less than other major banks

Key Changes	Impacts	Opportunities
Interest on Demand Deposits - Allows interest on commercial demand deposits (one year from enactment)	Could lead to increased cost of commercial demand deposits, depending on interplay of interest, deposit credits, and service charges	Could provide impetus for additional deposit generation
Unlimited deposit insurance extension on noninterest-bearing accounts from 12/31/10 to 12/31/12	There will not be a separate assessment for unlimited deposit insurance coverage for this period	Could provide impetus for additional deposit generation
Deposit Insurance – Changes definition of assessment base, increases fund's minimum reserve ratio & permanently increases insurable level	CMA expects 2011 FDIC insurance expense to be slightly lower than the 2010 expense ($62 million).	New rule is consistent with CMA's focus on core deposit growth
Derivatives – Allows continued trading of foreign exchange and interest rate derivatives; energy, uncleared commodities and agriculture derivatives will move to a separate subsidiary	Direct impact on client-driven energy derivatives business ($1 million annual revenue[2])	Allows for continued growth of CMA's core client-driven foreign exchange ($39 million annual revenue[2]) and interest rate ($7 million annual revenue[2]) derivatives business
Interchange Fees - Limits debit card transaction processing fees that card issuers can charge merchants	Based on the two options contemplated in the draft Fed rules, total debit card PIN ($9 million annual revenue[2]) and signature-based ($31 million annual revenue[2]) interchange fees in 2011 would be reduced by $13MM - $15MM	Government card programs, such as the DirectExpress Social Security program, are exempt
Trust Preferreds - Prohibits certain banks from including Trust Preferreds in Tier 1 Capital (phase out beginning 1/1/13)		On October 1, 2010 fully redeemed all $500 million of Trust Preferred Securities at par

[1]Dodd-Frank Wall Street Reform and Consumer Protection Act; [2]Based on 2010 full-year results
Impact on Comerica is estimated and subject to final rulemaking. Comerica may be impacted by other changes due to the financial reform legislation. Timing of prescribed changes varies by rule.

Comerica Bank

47

Supplemental Financial Data

Reconciliation of non-GAAP financial measures with financial measures defined by GAAP ($ in millions)

	3/31/11	12/31/10	9/30/10	6/30/10	3/31/10
Total Regulatory Capital [2]	$8,726	$8,651	$8,566	$9,001	$9,062
Tier 1 capital[1,2]	$6,105	$6,027	$5,940	$6,371	$6,311
Less: Trust preferred securities	--	--	--	495	495
Tier 1 common capital[2]	6,105	6,027	5,940	5,876	5,816
Risk-weighted assets[1,2]	58,849	59,506	59,608	59,877	60,792
Tier 1 common capital ratio [2]	***10.37%***	***10.13%***	***9.96%***	***9.81%***	***9.57%***
Total shareholders' equity	$5,877	$5,793	$5,857	$5,792	$5,668
Less: Goodwill	150	150	150	150	150
Less: Other intangible assets	5	6	6	6	7
Tangible common equity	$5,722	$5,637	$5,701	$5,636	$5,511
Total assets	$55,017	$53,667	$55,004	$55,885	$57,106
Less: Goodwill	150	150	150	150	150
Less: Other intangible assets	5	6	6	6	7
Tangible assets	$54,862	$53,511	$54,848	$55,729	$56,949
Tangible common equity ratio	***10.43%***	***10.54%***	***10.39%***	***10.11%***	***9.68%***

The Tier 1 common capital ratio removes preferred stock and qualifying trust preferred securities from Tier 1 capital as defined by and calculated in conformity with bank regulations. The tangible common equity ratio removes preferred stock and the effect of intangible assets from capital and the effect of intangible assets from total assets.

The Corporation believes these measurements are meaningful measures of capital adequacy used by investors, regulators, management and others to evaluate the adequacy of common equity and to compare against other companies in the industry.

[1] Regulatory Capital, Tier 1 Capital and risk-weighted assets as defined and calculated in accordance with regulation.

[2] March 31, 2011 Regulatory Capital, Tier 1 Capital, and Risk-Weighted assets are estimated.

Comerica Bank

48

Supplemental Financial Data

Reconciliation of non-GAAP financial measures with financial measures defined by GAAP ($ in millions)

	1Q11	4Q10	3Q10	2Q10	1Q10
Net interest income (FTE)	$396	$406	$405	$424	$ 416
Less: Interest earned on excess liquidity[1]	1	1	2	2	3
Net interest income (FTE), excluding excess liquidity	$395	$405	$403	$422	$ 413
Average earnings assets	$49,347	$49,102	$50,189	$51,835	$52,941
Less: Average net unrealized gains on investment securities available-for-sale	22	139	180	80	62
Average earnings assets for net interest margin (FTE)	$49,325	$48,963	$50,009	$51,755	$52,879
Less: Excess liquidity[1]	2,297	1,793	2,983	3,719	4,092
Average earnings assets for net interest margin (FTE), excluding excess liquidity	$47,028	$47,170	$47,026	$48,036	$48,787
Net interest margin (FTE)	3.25%	3.29%	3.23%	3.28%	3.18%
Net interest margin (FTE), excluding excess liquidity	3.39%	3.41%	3.42%	3.51%	3.42%
Impact of excess liquidity on net interest margin (FTE)	(0.14)%	(0.12)%	(0.19)%	(0.23)%	(0.24)%

The Corporation believes this measurement provides meaningful information to investors, regulators, management and others of the impact on net interest income and net interest margin resulting from the Corporation's short-term investment in low yielding instruments.

Comerica Bank

[1]Excess liquidity represented by interest earned on and average balances deposited with the Federal Reserve Bank.

49

Additional Information For Shareholders In connection with the proposed merger transaction, Comerica has filed with the SEC a Registration Statement on Form S-4 that includes a Proxy Statement of Sterling and a Prospectus of Comerica, and Sterling mailed the definitive Proxy Statement/Prospectus to its shareholders on or about April 6, 2011. Each of Comerica and Sterling may file other relevant documents concerning the proposed transaction. SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A free copy of the definitive Proxy Statement/Prospectus, as well as other filings containing information about Comerica and Sterling, may be obtained at the SEC’s Internet site (http://www.sec.gov). You may be able to obtain these documents, free of charge, from Comerica at www.comerica.com under the tab “Investor Relations” and then under the heading “SEC Filings” or from Sterling by accessing Sterling’s website at www.banksterling.com under the tab “Investor Relations” and then under the heading “SEC Filings.”